  [WFAF Letterhead]

November 19, 2012

VIA EDGAR CORRESPONDENCE

Deborah O'Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC  20549

RE:      Response to Comments on POS AMI filing, filed September 28, 2012, for Wells Fargo Master Trust (the “Trust”), File No. 811-09689

Dear Ms. Johnson:

Thank you for your verbal comments and suggestions received on November 8, 2012 to the Trust’s POS AMI filing made on September 28, 2012 pursuant to Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”).    Please note the following responses:

Item 9: Investment Objectives, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings:

Inflation-Protected Bond Portfolio:

Comment 1:    You asked whether any specific credit quality parameters applied to the up to 20% of the Portfolio’s net assets that may be invested in adjustable or variable rate debt securities, including mortgage- and asset-backed securities.

Response 1:     Yes, with respect to the entire portfolio, the following credit quality parameters apply as set forth in the Principal Investment Strategies:

“The Adviser will purchase only securities that are rated, at the time of purchase, within the two highest rating categories assigned by a Nationally Recognized Statistical Ratings Organization, or are deemed by the Adviser to be of comparable quality.”

Item 16: Description of the Trust, Portfolios, Investments and Risks:

Fundamental Investment Policies for each Portfolio

Comment 2:    You noted that the Portfolio’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action inconsistent with Guide 19 in that it contains exceptions for investments in securities of other investment companies and investments in repurchase agreements.

Response 2:     We do not believe that the Portfolio’s current fundamental investment policy with respect to concentration contains impermissible freedoms of action.  The Portfolio does not believe that investment companies or repurchase agreements constitute an “industry” or “group of industries”.

We make the following representations to you:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We anticipate filing a POS AMI filing on or around June 28, 2013 that reflects changes made in response to your comments and makes other non-material changes. Please feel free to call me at (617) 210-3682 if you have any questions or would like any additional information.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

/s/ Maureen E. Towle

Senior Counsel